Exhibit 99.1

CNH

INDUSTRIAL

CASE IH AGRICULTURE

STEYR

CASE CONSTRUCTION

NEW HOLLAND AGRICULTURE

NEW HOLLAND CONSTRUCTION

IVECO

IVECO DEFENCE VEHICLES

IVECO ASRA

MAGIRUS

IVECO BUS

HEULIEZBUS

FPT

POWERTRAIN TECHNOLOGIES

CNH Industrial

Investor Meetings

September 26-30, 2013

Agenda

CNH

INDUSTRIAL

1 Introduction to CNH Industrial

2 Key Investment Highlights

3 Business Overview

4 Outlook

5 Conclusion

6 Capital Structure Considerations

7 Appendix

September 26-30, 2013 Investor Meetings 2

CNH Industrial – Speakers

CNH INDUSTRIAL

CHAIRMAN

Sergio Marchionne

GROUP CEO

Richard Tobin

GROUP CFO

Max Chiara

GROUP TREASURER

Andrea Paulis

September 26-30, 2013 Investor Meetings 3

Overview of Fiat Industrial / CNH Combination

CNH

INDUSTRIAL

PRE-COMBINATION GROUP STRUCTURE

FI Shareholders

CNH minorities

~13%

Incorporated in Italy

Fiat Industrial S.p.A.

Listed on the Milan Stock Exchange

~87% 100% 100%

CNH Global N.V.

IVECO

FPT Industrial

Incorporated in the Netherlands

Listed on the NYSE

NEW GROUP STRUCTURE

Former FI shareholders

Former CNH shareholders

Incorporated in the Netherlands

CNH Industrial N.V.

Listing on NYSE and on Milan Stock Exchange

100% 100% 100%

CNH IVECO FPT Industrial

SHAREHOLDER CONSIDERATIONS

Incorporated in the Netherlands

Listed:

On New York Stock Exchange (NYSE) as Foreign Private Issuer and on the Milan Stock Exchange (Mercato Telematico Azionario, “MTA”)

Shares may be negotiated either on NYSE (US$) or on MTA (€) at holder’s request from and including first day of trading

Loyalty voting structure

Introduced to promote a core base of long-term shareholders

Only shareholders who elected to receive and who continue to hold their shares until date of merger effectiveness will be eligible for the equivalent number of initial special voting shares

After merger completion and listing, shareholders can elect to receive special voting shares by holding common shares in the special segment of shareholders’ register for at least

3 years

Special voting shares will not be tradable

Specialty voting shareholders may, at any time, request to move common shares back to regular trading system and sell common shares

Sale of the common shares will trigger the cancellation of the voting right connected with the special voting shares and such special voting shares must be transferred to the company for no consideration

Large shareholder – Exor S.p.A.

Long-term anchor investor

Expected voting stake at the merger date above 40% (inclusive of special voting shares)

September 26-30, 2013 Investor Meetings 4

Rationale for a Combination

CNH

INDUSTRIAL

STRATEGIC AND OPERATIONAL BENEFITS

Create a truly global top tier capital goods player

Greater scale in developing markets

Secure powertrain technology and know-how for CNH

Unified share structure to enhance strategic flexibility

Simplify intra-group dealings

CAPITAL MARKETS / VALUATION BENEFITS

Simplify ownership structure

Improve stock liquidity, alleviating CNH’s illiquidity discount to achieve over time a valuation more in line with global capital goods peers

Create a true peer to major North America-based capital goods companies, while still capitalizing on scarcity value as the only significant Ag equipment player listed in Europe

Attract new capital goods-focused investors and diversify shareholder base

Broaden research analyst coverage

Improve credit profile and access to capital

September 26-30, 2013 Investor Meetings 5

A Global Leader in the Capital Goods Sector

CNH

INDUSTRIAL

2012 Industrial Revenues (€BN)1,2

CATERPILLAR €49.1

VOLVO €34.0

€26.1

CNH INDUSTRIAL €24.7

KOMATSU €18.4

MAN €15.8

Cummins €13.5

PACCAR €12.4

Kubota €11.4

NAVISTAR® €9.9

SCANIA €9.1

AGCO €7.8

OSHKOSH €6.4

Allison Transmission €1.7

0 10 20 30 40 50

Source: Company filings

1 Excluding financial services; converted at exchange rate of 0.778 EUR/USD, 102.7 JPY/EUR and 0.115 EUR/SEK

2 Ranking based on global players (excluding domestic producers in China)

3 By global units shipped, including unconsolidated joint ventures

Uniquely diversified across products and geographies

Global top #4 capital goods platform

Global top #2 in agricultural equipment

Global top #2 in commercial vehicles2,3

Global top tier in construction equipment

Leading powertrain technology with substantial global scale in medium- and heavy-duty diesel engines

Top player in commercial vehicles and machinery in Brazil

Well positioned for growth in developing markets, particularly China, Russia and India

September 26-30, 2013 Investor Meetings 6

CNH Industrial – Company Overview

CNH

INDUSTRIAL

FY 2012 INDUSTRIAL OPERATIONS REVENUES BY SEGMENT1

Agricultural

Trucks /

Construction

Equipment

Commercial Vehicles

Equipment

€12.2bn

€8.7bn

€2.9bn

CASE III AGRICULTURE

NEW HOLLAND

AGRICULTURE

IVECO

NEW HOLLAND

CONSTRUCTION

FPT

POWERTRAIN TECHNOLOGIES

€2.9bn

Powertrain

Note: Group financials prepared under IFRS standards unless otherwise stated; 2010-12 results restated following the retrospective application of the amendment to IAS 19

1 Excluding financial services and before inter-company eliminations

2 Construction segment trading loss of €30.4mn not shown; Ag Equipment and Construction Equipment results translated from US GAAP to IFRS

3 Including financial services and after inter-company eliminations

INDUSTRIAL REVENUES BY SEGMENT FY 20121

Powertrain 11%

Construction

Equipment 11%

Agricultural

Equipment 45%

Trucks / CVs 33%

INDUSTRIAL TRADING PROFIT (€ 1.8BN) BY SEGMENT FY 20121,2

Powertrain 7%

Trucks / CVs

Agricultural 27%

Equipment 66%

GROUP REVENUES BY GEOGRAPHY FY 2012³

RoW 17%

Europe 40%

Latin America 15%

North America 28%

September 26-30, 2013 Investor Meetings 7

Why These Businesses Belong Together

CNH

INDUSTRIAL

Similar business / risk profile

Lower capital intensity, less chunky capital commitments

Evolutionary, incremental R&D spending, translating into lower execution risk

Product range longevity, allowing for better returns on invested capital

Similar customer characteristics / revenue model / focus on total cost of ownership

Customer willingness to recognize value from product content enhancements

Brand-loyal, technologically competent demand for either higher power applications or lower fuel consumption, or both

Reliance on well-functioning wholesale and retail credit markets; importance of effective and competitive captive financial services

FPT Industrial enables CNH Industrial to benefit from scale (R&D, manufacturing, purchasing) as well as a wide on- and off-road product range

Similar industrial processes through implementation of World Class Manufacturing program

NEW HOLLAND

CONSTRUCTION

CASE CONSTRUCTION

CASE III

NEW HOLLAND

AGRICULTURE

FPT

POWERTRAIN TECHNOLOGIES

IVECO

September 26-30, 2013 Investor Meetings 8

A Powerful And Well Diversified Brand Portfolio

CNH INDUSTRIAL


FPT

CASE IH AGRICULTURE

With more than 160 years of tradition and experience in the agricultural industry, Case IH is the choice of professionals. A powerful range of tractors, combines and balers

NEW HOLLAND AGRICULTURE

Since 1895, New Holland Agriculture has offered cash crop producers, livestock farmers, contractors, vineyards and ground care professionals the widest choice of innovative and easy-to-operate tractors, harvesters and material handling equipment

STEYR

Steyr has been a leading producer of tractors in Austria for more than 60 years. The red and white trademark, created in 1967, is today synonymous with high-quality, reliable products

CASE CONSTRUCTION

For over 170 years, Case CE has produced and supported a full line of construction equipment globally, including loaders/backhoes, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts

NEW HOLLAND CONSTRUCTION

New Holland Construction is a global construction equipment brand. The company brings together the strength and resources of its world-wide commercial and industrial organization

IVECO

A range of light, medium and heavy commercial and industrial vehicles for on- and off-road transportation and distribution of goods. Products are cost effective to operate and minimize environmental impacts

MAGIRUS

Product line includes emergency response vehicles that are fast, safe and capable of responding to a variety of situations: fires, floods, earthquakes and explosions

IVECO ASTRA

Astra produces vehicles for mining and offers >210 Extra Heavy-Duty models of tipper bodies, water and fuel tanks, cement mixers, pumps, drills, rigid dumper trucks and articulated dumpers

IVECO BUS

Offers a full line of vehicles for people transport, including minibuses, tourism coaches and urban buses, with a strong reputation of low cost of ownership and sustainability

HEULIEZBUS

HeuliezBus is the transit bus specialist. HeuliezBus has a 80 year history of high-quality and innovative urban transport products

IVECO DEFENCE VEHICLES

Dedicated to delivering innovative special purpose vehicles for defence and civil protection applications. The brand manufactures logistic, multirole and armoured vehicles

FPT POWERTRAIN TECHNOLOGIES

FPT Industrial specializes in the design, production and sale of propulsion and transmission systems for on- and off-road commercial vehicles, as well as engines for marine applications and power generation. With an extensive product portfolio and a strong emphasis on research and development, FPT Industrial is one of the world's leading producers of powertrains for industrial applications

September 26-30, 2013 Investor Meetings 9

CNH Industrial – Segment Overview

CNH

INDUSTRIAL

AGRICULTURAL EQUIPMENT TRUCKS / COMMERCIAL VEHICLES CONSTRUCTION EQUIPMENT POWERTRAIN

2012 Revenues1

2012 Trading Profit1

Trading Margin

2012 Revenues by Product Line

Key Brands

Key Product Lines

Global Market Position5

€12.2bn

€1.3bn²

10.6%

Hay & Forage / Specialty 24%

Tractors 56%

Harvesting Equipment 20%

CASE III AGRICULTURE

NEW HOLLAND AGRICULTURE

STEYR

Tractors

Harvesting Equipment

Hay Tools

Planters and Seeders

Tillage Equipment

Specialty Crop Equipment

#2

€8.7bn

€503mn

5.8%

Specialty Vehicles 9%

Buses 12%

Trucks 79%

IVECO BUS

MAGIRUS

IVECO

IVECO ASTRA

HEULIEZBUS

IVECO DEFENCE VEHICLES

Light Trucks (Class 2-3)

Medium Trucks (Class 4-7)

Heavy Trucks (Class 8)

Commuter Buses

Touring Coaches

Quarry and Mining Equipment

Firefighting & Specialty Vehicles

#23

€2.9bn

(€30mn)2

(1.0%)

Other 4%

Light Equipment 49%

Heavy Equipment 47%

CASE CONSTRUCTION

NEW HOLLAND

CONSTRUCTION

Tractor Loader Backhoes

Wheel Loaders

Skid Steer Loaders

Excavators

Dozers

Graders

#64

€2.9bn

€141mn

4.8%

Axles 11%

Gearboxes 2%

Engines 87%

FPT POWERTRAIN TECHNOLOGIES

On-Road Engines

Off-Road Engines

Marine Engines

Industrial Power

Generation

Transmissions

Axles

N/A

1 Excluding financial services and before inter-company eliminations; 2 Ag Equipment and Construction Equipment results translated from US GAAP to IFRS; 3 By global units shipped, including unconsolidated joint ventures; 4 Source: management estimates. Excludes cranes and Chinese manufacturers; 5 Ranking based on global players (excluding domestic producers in China)

September 26-30, 2013 Investor Meetings 10

Global Industrial Footprint (excl. JVs)

CNH

INDUSTRIAL

EMPLOYEES

(Total: ~68k)

North America 17%

Europe 62%

Latin America 14%

Rest of World 7%

MANUFACTURING FACILITIES

(Total: 64)

North America 10

Latin America 9

Europe 37

Rest of World 8

R&D CENTERS

(Total: 49)

North America 13

Latin America 5

Europe 28

Rest of World 3

Note: data as of December 31, 2012

September 26-30, 2013 Investor Meetings 11

Growing Responsibly and Sustainably

Fiat Industrial[1] ranked by DJSI as Industrial Engineering sector leader in 2013 for third consecutive year

CNH INDUSTRIAL

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

DJSI World – Industrial Engineering

Eligible companies: 98
Admitted companies: **12**

✓ **Our Company (Leader)**

✓ **ABB LTD**
✓ **ALSTOM SA**
✓ **ATLAS COPCO AB**
✓ **CUMMINS INC**
✓ **INGERSOLL-RAND PLC**
✓ **KOMATSU LTD**
✓ **MAN SE**
✓ **METSO OYJ** (new entry)
✓ **SKF AB**
✓ **VOLVO AB**
✓ **XYLEM INC**

- DJSI World and Europe equity indexes only admit companies that are best-in-class in managing their businesses according to sustainability criteria

SCORE BY DIMENSION


88
88
49
Our score
Highest score
DJSI world industry average score


Economic
38% Weighting of total score
Our Score 88
Highest score 90
Average score 53
Environmental
31% Weighting of total score
Our Score 88
Highest score 88
Average score 46
Social
31% Weighting of total score
Our Score 88
Highest score 88
Average score 47

[1] Scores awarded to the predecessor of CNH Industrial

September 26-30, 2013 Investor Meetings 12

Agenda

CNH

INDUSTRIAL

1 Introduction to CNH Industrial

2 Key Investment Highlights

3 Business Overview

4 Outlook

5 Conclusion

6 Capital Structure Considerations

7 Appendix

September 26-30, 2013 Investor Meetings 13

Key Investment Highlights

CNH

INDUSTRIAL

CASE III

AGRICULTURE

NEW HOLLAND

AGRICULTURE

IVECO

IVECO

ASTRA

MAGIRUS

IVECO

DEFENCE VEHICLES

1 Positive

Sector Fundamentals

2 Global Market Leadership

3 Well-Known Brands and Deep Product Portfolio

4 Technological Leadership

CNH

INDUSTRIAL

5 Wide Distribution Network

6 Fully-Aligned & Well Capitalized FinCo

7 Favorable Financial Trajectory

8 Strong Balance Sheet and Liquidity Position

9 Low Valuation Relative to Peers

CASE

CONSTRUCTION

NEW HOLLAND

CONSTRUCTION

STEYR

IVECO

BUS

HEULIEZBUS

FPT

POWERTRAIN TECHNOLOGIES

September 26-30, 2013 Investor Meetings 14

1 Positive Sector Fundamentals

CNH INDUSTRIAL

AGRICULTURAL EQUIPMENT

Global Ag Equipment Sales ($bn)

CAGR (2012-2015):7.0%

$57

$62

$66

$70

$76

$51

2010

2011

2012

2013E

2014E

2015E

Source: MarketLine

Global Crop Prices (Indexed to 2009)

Soybean

Corn

Wheat

2.00

1.50

1.00

0.50

2009

2010

2011

2013

Source: Factset

TRUCKS / COMMERCIAL VEHICLES

Europe Medium / Heavy CV Sales (‘000s units)

CAGR (2012-2015): 5.5%

513

484

447

437

423

322

2010

2011

2012

2013E

2014E

2015E

Source: IHS Global Insight

South America Medium / Heavy CV Sales ( ‘000s units)

CAGR (2012-15E):7.0%)

347

338

315

308

290

283

2010

2011

2012

2013E

2014E

2015E

Source: IHS Global Insight

CONSTRUCTION EQUIPMENT

U.S Housing Starts 2009-2013 (‘000s units)

Single-family

Multi-family

1,000

0

2009

2010

2011

2012

2013

Source: U.S. Census Bureau

U.S. Construction Spending (SAAR, $bn)

Private residential

Private non-residential

Public construction

400

350

300

250

200

2009

2010

2011

2012

2013

Source: U.S. Census Bureau

1 Management estimate based on ACEA’s data, 2013

2 Management estimate based on data from the Brazilian Ground Transportation Agency (ANTT)

Underlying Ag equipment drivers structurally positive

Global population growth

Increased protein consumption

Increasing industrialization of farm operations supports long term growth for heavy Ag equipment manufacturers

Macro indicators and industry volumes signal a market bottom in Europe

Industry under-utilization provides significant upside opportunity from operating leverage in a recovery

Elevated average age of equipment should drive replacement demand

Euro-27 average age at 9.5 years1, Brazil average age at 15 years2

U.S. residential construction expenditures are at the early stage of the cycle

Non-residential usually lags by ~20 months

CNHI construction equipment is currently geared towards compact applications used in smaller/early cycle building projects

Global construction spending is trending positively and CNHI has a significant presence in developing markets (i.e., Brazil, India)

September 26-30, 2013 Investor Meetings 15

2 Global Market Leadership

Extensive and Diversified Product Offering with a Well-Balanced Global Presence

2012 Industrial Revenues by Segment[1]

2012 Group Revenues by Geography[2]



CNH INDUSTRIAL
Powertrain 11%
Agricultural Equipment 45%
Construction Equipment 11%
Trucks / CVs 33%
RoW 17%
Latin America 15%
Europe 40%
North America 28%
CATERPILLAR
Other 2%
Construction 31%
Mining 34%
Powertrain 33%
Asia 26%
Europe 24%
Latin America 14%
North America 36%
Construction and Forestry 19%
Agricultural and Turf 81%
RoW 9%
Europe 18%
Latin America 11%
North America 62%
VOLVO
Construction 22%
Engines 3%
Trucks/ Buses 75%
RoW 30%
Europe 37%
Latin America 10%
North America 23%

2012 Industrial Operations Revenues (€bn)[1,3]



€49.1
€34.0
€26.1
€24.7
€18.4
€15.8
€13.5
€12.4
€11.4
€9.9
€9.1
€7.8
€6.4
€1.7
CATERPILLAR
VOLVO
JOHN DEERE
CNH INDUSTRIAL
KOMATSU
PACCAR
Kubota
NAVISTAR
SCANIA
AGCO
OSHKOSH
Allison Transmission

CNHI Market Positions By Region	Agricultural Equipment	Trucks / Commercial Vehicles	Construction Equipment
Europe	# 1	#3	Top 10
North America	# 2	N/A	# 5
Latin America	# 2	#5[4]	Top 3

Source: IBISWorld, Freedonia, Off-Highway Research, IHS Global, company filings, CNHI management estimates; [1] Excluding financial services and before inter-company eliminations; [2] Including financial services and after inter-company eliminations; [3] Converted at exchange rate of 0.778 EUR/USD, 102.7 JPY/EUR and 0.115 EUR/SEK; [4] Reflects aggregate for key markets where Group competes (Brazil, Argentina and Venezuela); Based on registrations

September 26-30, 2013 Investor Meetings 16

3 Well-Known Brands and Deep Product Portfolio

CNH INDUSTRIAL

	Agricultural Equipment	Trucks / Commercial Vehicles	Construction Equipment	Powertrain
Brands	CASE IH Agriculture New Holland Agriculture STEYR	IVECO Defence Vehicles IVECO Astra MAGIRUS IVECO Bus IVECO Heuliez	CASE Construction New Holland Construction	FPT
Key Strengths	• **Case IH:** The premium agriculture equipment partner supporting customers around the world with innovative products, solutions and services that maximize productivity • **New Holland Agriculture:** The farming specialist with the widest agricultural equipment offering, a global presence with leading positions in Europe and developing markets • **Steyr:** The first choice of robust tractors for demanding customers in Europe, offering superior value and customized solutions to ensure sustainable success	• **IVECO:** Full line of commercial vehicles and buses, leader in specialty vehicles. Offers alternative fuel solutions and a unique engine technology achieving Euro VI limits with SCR-only, improving total cost of ownership	• **Case Construction:** Full line offered globally, with leading positions in Brazil and in the North America large tractor loader backhoe and skid steer loader segments • **New Holland Construction:** Major player in the North America housing and landscaping segments and a recognized leader in the Brazilian construction industry	• **FPT:** Major global innovator in engine and emission control technology; performance leader with top ratings from 100 to 870 hp for on- and off-road, marine and stationary applications
Key Product Lines	• Tractors • Harvesting Equipment • Hay Tools • Planters and Seeders • Tillage Equipment • Specialty Crop Equipment	• Light Trucks (Class 2-3) • Medium Trucks (Class 4-7) • Heavy Trucks (Class 8) • Commuter Buses • Touring Coaches • Quarry and Mining Equipment • Firefighting & Specialty Vehicles	• Tractor Loader Backhoes • Wheel Loaders • Skid Steer Loaders • Excavators • Dozers • Graders	• On-Road Engines • Off-Road Engines • Marine Engines • Industrial Power Generation • Transmissions • Axles
Recent Product Launches	 4WD Steiger Rowtrac  CX Elevation and TC Combines	 Stralis Hi-Way Euro VI  Trakker	 L200 Skid Steer Loader  F Series Wheel Loader	 C11 Euro VI  Cursor11 Euro VI

September 26-30, 2013 Investor Meetings 17

Technological Leadership, Best-In-Class

4 Powertrain Capabilities

CNH

INDUSTRIAL

A complete portfolio of state-of-the-art technologies across powertrains and end-products

Leading powertrain offerings, fully compliant with all international emission standards

Affordable yet innovative solutions for increased productivity and efficiency, offering best total cost of ownership in on- and off-road products

Leadership in unique after treatment systems technology that achieves both Euro VI and Tier 4B standards without EGR

Strong vehicle platforms

Sharing of components and technologies allowing synergies for R&D and operations as well as shorter time-to-market

Global platforms and localized designs

Best-in-class powertrain offerings

Widest powertrain product range in market with a 3-8 cylinder range and 2.3-20L displacement range

Competitive advantage from integration and control capabilities for propulsion systems

Opportunities to apply technological solutions from high-performance engines to all product lines

Strong base of non-captive customers

Investment in key value components strengthens leadership and innovation pattern for cost efficient technologies

Engine improvement, energy management and energy recovery are key drivers for fuel emission improvement

September 26-30, 2013 Investor Meetings 18

CNH

INDUSTRIAL

Wide Distribution Network with Long-Standing

5 Dealer Relationships

GLOBAL DEALERS

North America

Ag 1,158

Trucks / CVs N/A

Construction 318

Powertrain 12

Latin America

Ag 298

Trucks / CVs 71

Construction 118

Powertrain 8

Western Europe

Ag 945

Trucks / CVs 325

Construction 185

Powertrain 25

Rest of World

Ag 927

Trucks / CVs1 945

Construction 573

Powertrain 59

Global dealer network provides worldwide distribution channel

Nearly 6,000 dealers worldwide1

~60 depots distribute aftermarket parts within the dealer network2

Dealers’ local relationships are a critical part of the value chain

Sales / distribution channel for machines

Drives parts and service revenue streams for the installed base

Long-standing dealer relationships provide a barrier to new entrants

Network allows CNHI to cross- sell products through existing channels (i.e., Ag and Construction)

Nearly 6,000 dealers worldwide¹

1 Includes dealers of unconsolidated joint ventures

2 Includes 7 parts depot joint ventures

September 26-30, 2013 Investor Meetings 19

Fully-Aligned and Well Capitalized

6 Captive Finance Company

CNH

INDUSTRIAL

Strategic partner with CNH and IVECO brands

Provides a robust suite of financing products for both CNH and IVECO dealers and end- users

Provides financing support for CNHI equipment sales while maintaining a commitment to strong credit discipline

CNH Capital LLC is an established participant in the debt markets (Bonds, ABS, Bank debt)

FINANCE COMPANY GLOBAL ORGANIZATION

Financial Services

Other countries in which CNHI operates are supported by trade finance

PORTFOLIO COMPOSITION (AS OF 12/31/2012)

Total Wholesale and Retail outstanding managed portfolio of €6.4bn and €12.1bn, respectively as of 12/31/20121

BUSINESS SEGMENT

Trucks / CVs

22%

Agricultural and

Construction

Equipment

78%

GEOGRAPHIC

MIX (€BN)1

€ 8.9

€6.4

€1.8

€1.4

North

Europe

Latin

RoW

America

America

Wholesale

Retail

1Converted at exchange rate of 0.758 EUR / USD as of 12/31/2012; managed portfolio including retail unconsolidated joint venture and operating leases

September 26-30, 2013 Investor Meetings 20

7 Favorable Financial Trajectory

CNH

INDUSTRIAL

GROUP REVENUES (€MN)1

CAGR: 9.9%

€21,342

€24,289

€25,785

2010

2011

2012

GROUP NET INCOME (€MN)2

% of sales

CAGR: 56.2%

€369

€694

€900

1.7%

2.9%

3.5%

2010

2011

2012

GROUP TRADING PROFIT (€MN)1

% of sales

CAGR: 37.2%

€1,096

€1,690

€2,063

5.1%

7.0%

8.0%

2010

2011

2012

GROUP CAPEX (€MN)

% of sales

€872

€993

€1,349

4.1%

4.1%

5.2%

2010

2011

2012

1 Including financial services and after inter-company eliminations

2 Net income before deduction of minority interest

September 26-30, 2013 Investor Meetings 21

8 Strong Balance Sheet and Liquidity Position

CNH

INDUSTRIAL

Liquidity and Maturity Profile (as of 6/30/2013)

Strong available liquidity profile at €5.3bn as of 6/30/13:

€3.7bn of cash

€1.6bn undrawn under medium-term committed unsecured credit lines

Well distributed debt maturities

Repaid CNH Inc. $1.0bn senior notes on September 1, 2013 with cash on hand

Available Liquidity (€bn)

Debt Maturity Schedule1 (€bn)

€5.3

€1.6

€2.7

€2.2

€2.2

€2.0

€3.7

€1.4

€1.0

As of 6/30/2013

20132

2014

2015

2016

2017

Beyond

Cash

Undrawn M/T Committed Lines

Bank Debt

Capital Market

Other

1 Represents cash maturities as of 6/30/2013

2 Includes CNH Inc. $1.0bn senior notes repaid 9/1/2013

September 26-30, 2013 Investor Meetings 22

9 Low Valuation Relative to Peers

CNH INDUSTRIAL

FV/2014 EBITDA

Median: 6.7x

4.8x 9.8x 8.1x 7.7x 7.3x 6.7x 6.6x 6.5x 6.4x 5.8x

CNH INDUSTRIAL1,2 Allison3 Cummins PACCAR John Deere OSHKOSH NAVISTAR VOLVO CATERPILLAR AGCO

Price/2014 EPS

Median: 12.7x

9.7x 20.8x 15.7x 13.7x 13.0x 12.7x 11.7x 10.4x 9.7x

N/A

CNH INDUSTRIAL1 Allison PACCAR Cummins VOLVO OSHKOSH CATERPILLAR John Deere AGCO NAVISTAR

Consensus Revenue Growth (2012A-2014E)

Consensus 2014E EBITDA Margin

Consensus Net Income Growth (2012A-2014E)

6 Month ADTV / Market Cap

3.5% 11.4% 13.4% 25.6% 6.5% 0.31% 0.92% CNH INDUSTRIAL1 Peer Median4 CNH INDUSTRIAL1 Peer Median4 CNH INDUSTRIAL1 Peer Median4 CNH INDUSTRIAL1 Peer Median4

(0.6)%

Note: Balance sheet data per company filings; 2014 EBITDA and EPS based on I/B/E/S consensus estimates; firm value excludes FinCo net debt; not adjusted for pension liabilities; as of 9/23/2013

1 Market data displayed for Fiat Industrial stock

2 Noncontrolling interest assumed as the market value of publicly traded shares of CNH Global

3 Adjusted for cash used in Q3 secondary share repurchse and for value of tax shields

4 Peers include: AGCO, Allison Transmission, Caterpillar, Cummins, Deere, Navistar, OshKosh, PACCAR and Volvo

September 26-30, 2013 Investor Meetings 23

Agenda

1 Introduction to CNH Industrial

2 Key Investment Highlights

3 Business Overview

4 Outlook

5 Conclusion

6 Capital Structure Considerations

7 Appendix

September 26-30, 2013 Investor Meetings 24

Agricultural Equipment Segment Overview

CNH

INDUSTRIAL

Segment Overview

World-class leader in agricultural equipment and technologies, offering tractors, combines, tilling, planting, spraying, precision farming, and harvesting equipment

#2 global player by revenues

Worldwide service network of over 3,300 dealers

Product line well positioned for growth in developing markets

1 Ag Equipment results translated from US GAAP to IFRS

2 Distributor

Industrial Revenues (€MN)

CAGR: 18.4%

€12,184

€8,696

€10,189

2010

2011

2012

Industrial Trading Profit (€MN)1

% of sales

CAGR: 40.5%

€1,253 €907 €635

7.3% 8.9% 10.3%

2010 2011 2012

Significant Unconsolidated Joint Ventures

Joint Venture Location Product Interest Held

CNH de Mexico Queretaro, Mexico Tractors, Compact Front End Loaders, Components 50%

New Holland HFT2 Sapporo, Japan Tractors, Combines, Implements 50%

Al-Ghazi Tractors Dera Ghazi Khan, Pakistan Tractors 43%

Turk Traktor Ankara, Turkey Tractors, Combines, Implements 38%

September 26-30, 2013 Investor Meetings 25

Agricultural Equipment

Footprint and Competitive Landscape

CNH

INDUSTRIAL

COMPETITIVE LANDSCAPE

North America Market Position

Europe Market Position

Latin America Market Position

Tractors #1 #1 CNH INDUSTRIAL #1 AGCO Your Agriculture Company

#2 CNH INDUSTRIAL #2 #2

#3 Kubota #3 AGCO Your Agriculture Company #3 CNH INDUSTRIAL

Combines #1 #1 CLAAS #1 CNH INDUSTRIAL

#2 CNH INDUSTRIAL #2 CNH INDUSTRIAL #2

#3 AGCO Your Agriculture Company #3 #3 AGCO Your Agriculture Company

Source: Management estimates. Note: Ranked by market share; 2013 YTD as of June

Manufacturing Footprint

Manufacturing Facility

JV Manufacturing Facility

CNH INDUSTRIAL AGCO Your Agriculture Company

Global Market Position #1 #2 #3

Segment Revenues1 €21.2 bn €12.2bn €7.8bn

2012 Industrial Revenues by Segment

Construction and Forestry 19%

Agricultural and Turf 81%

Construction 11%

Powertrain 11%

Agricultural 45%

Trucks / CVs 33%

Agricultural 45%

Agricultural 100%

2012 Group Revenues by Geography

RoW 9%

Europe 18%

Latin America 11%

North America 62%

RoW 17%

Europe 40%

Latin America 15%

North America 28%

RoW 4%

Latin America 19%

EMEA 51%

North America 26%

Source: Company presentations and regulatory filings. Note: Deere and AGCO converted at exchange rate of 0.778 EUR/USD;1 Respective segment revenues only

September 26-30, 2013 Investor Meetings 26

CNH INDUSTRIAL

Agricultural Equipment Growth Outlook and Strategy

KEY ACCOMPLISHMENTS

1 Mix shift

Globally, farms are becoming more consolidated and industrialized

Focus on increased crop yields that drive ROIC and profitability

Increased demand for telematics and other state- of-the-art technology

High commodity prices and tax incentives have enabled farmers to invest in their businesses

2 Innovative product launches

More than 60 new products and upgrades launched in 1H 2013

AE50 outstanding innovations

Nine 2012 AE50 Innovation Awards1

TRACTOR OF THE YEAR 2013 BEST OF SPECIALIZED WINNER

T4060F Tractor Wins 2013 “Best of Specialized” Tractor Award2

3 Pricing power

Product mix shift and innovative product launches increased pricing power

Brand-loyal, technologically competent

Customers willing to recognize value from product content enhancement

STRATEGY AND GROWTH INITIATIVES

Leverage strong market position and brand recognition

Emphasis on innovative, fuel efficient product offering geared towards efficiency and productivity

Effectively utilize parts and service and financial services ancillary product offerings to drive profitability

Continued expansion in developing markets

KEY NEW PRODUCT LAUNCHES

NEW HOLLAND

AGRICULTURE

TD5 tractor series in EAME & CIS

T6 Auto Command Tier 4 range with continuously variable transmission in Europe

T4 and T5 new utility tractor series in Europe and North America

CX8000 Elevation Super

Conventional combines and Genesis T8 tractor in North America

CASE III AGRICULTURE

370CVX Magnum and new Maxxum Efficient Power tractors and RB 5 Series variable-chamber round balers in Europe

A8800 sugarcane harvester with variable row spacing in Brazil

MAJOR CAPITAL INITIATIVES

New products and engine emissions compliance programs

Opened combine and tractor facility in Cordoba, Argentina in Q2 2013

New Chinese plants under construction in Harbin, Xinjiang and Guangdong

Greenfield facility in Pune, India and capacity expansion near Greater Noida, India

1 Awarded by the American Society of Biological Engineers (ASAE); 2 Awarded at the Esposizione di Macchine per l’Agricoltura (EIMA) in Italy

September 26-30, 2013 Investor Meetings 27

Trucks / Commercial Vehicles Segment Overview

CNH INDUSTRIAL

SEGMENT OVERVIEW

- Develops, produces and sells a comprehensive range of trucks, buses and other commercial vehicles primarily in Europe and Latin America
- A leading position globally in firefighting vehicles and ladder technology
- Operates in over 100 countries through its dealer network, joint ventures, licensees and investee companies
- Industry leading fuel efficiency, reliability and hybrid bus technology
- The only producer to offer bio-diesel and natural gas engines on its entire range of vehicles

IVECO | IVECO DEFENCE VEHICLES | IVECO ASTRA | MAGIRUS | IVECO BUS | HEULIEZBUS













INDUSTRIAL REVENUES (€MN)


CAGR: 3.4%
€8,175
€9,446
€8,734
2010
2011
2012

INDUSTRIAL TRADING PROFIT (€MN)


% of sales
CAGR: 29.6%
€300
€646
€503
3.7%
6.8%
5.8%
2010
2011
2012

SIGNIFICANT UNCONSOLIDATED JOINT VENTURES

JOINT VENTURE	LOCATION	PRODUCT	INTEREST HELD
Naveco	Nanjing, China	Med Truck/Bus	50%
SAIC IVECO Hongyang	Chongqing, China	Heavy Truck	34%[1]

[1] % of Group consolidation; entity indirectly jointly controlled

September 26-30, 2013 Investor Meetings 28

Trucks / Commercial Vehicles
Footprint and Competitive Landscape

CNH INDUSTRIAL

COMPETITIVE LANDSCAPE

	Market Position: Light Trucks 3.5-6.0t (Class 2-3)		Market Position: Medium Trucks 6.0-16.0t (Class 4-7)		Market Positions: Heavy Trucks >16.0t (Class 8)	
Europe	#1	DAIMLER	#1	DAIMLER	#1	DAIMLER
	#2	FIAT	#2	CNH INDUSTRIAL	#2	MAN
	#5	CNH INDUSTRIAL	#3	MAN	#6	CNH INDUSTRIAL
Latin America[1]	#1	Ford	#1	VW	#1	DAIMLER
	#2	VOLVO	#2	DAIMLER	#2	VW
	#3	CNH INDUSTRIAL	#4	CNH INDUSTRIAL	#6	CNH INDUSTRIAL

Source: Off Highway Research. Note: Ranked by market share; as of 2012; [1] Reflects aggregate for key markets where Group competes (Brazil, Argentina and Venezuela); Based on registrations

MANUFACTURING FOOTPRINT



Manufacturing Facility
JV Manufacturing Facility

	DAIMLER	VOLVO	MAN	CNH INDUSTRIAL
Global Market Position	#1	#2	#3	#5 (#2)[1]
Segment Revenues[2]	€35.3bn[3]	€ 24.4bn	€11.7bn	€8.7bn
2012 Industrial Revenues by Segment	Vans 9%; Trucks / Buses 33%; Cars 58%	Engines 3%; Construction 22%; Trucks / Buses 75%	Power/Engines 27%; Trucks / Buses 73%	Construction 11%; Powertrain 11%; Agricultural 45%; Trucks / CVs 33%
2012 Group Revenues by Geography	RoW 16%; Europe 34%; Asia 22%; North America 28%	RoW 25%; Europe 40%; Latin America 10%; North America 25%	RoW 6%; Asia 15%; Americas 22%; Europe 57%	RoW 17%; Europe 40%; Latin America 15%; North America 28%

Source: Company presentations and regulatory filings. Note: Volvo and Scania converted at exchange ratio of 0.115 EUR/SEK
[1] Global rank is #5 by industrial revenues, #2 by global units shipped including unconsolidated joint ventures (ranking based on global players, excluding domestic producers in China); [2] Respective segment revenues only; [3] Including Trucks / Buses, excluding Vans

September 26-30, 2013 Investor Meetings 29

CNH INDUSTRIAL

Trucks / Commercial Vehicles Growth Outlook and Strategy

KEY ACCOMPLISHMENTS

1 Positioned for strong recovery

Operating leverage provides meaningful upside opportunity in a European recovery

R&D investment in powertrain technology and emission compliance competitively positions product portfolio for growth

2 European footprint rationalization

Reduced bus manufacturing capacity by closing Barcelona, Spain (coach chassis) and Valle Ufita, Italy (transit bus) facilities

Consolidated heavy truck manufacturing from two plants to one in Madrid, Spain

Consolidated fire fighting to one major plant in Ulm, Germany

STRATEGY AND GROWTH INITIATIVES

European footprint right-sized for recovery

Expansion in developing markets via investments, JVs and localized product offerings

Leading position in renewable fuels / alternative powertrain solutions

Technology leader in emission compliance solutions

Leveraging CNH distribution channels for sales of off-road trucks

KEY NEW PRODUCT LAUNCHES

New Euro VI heavy duty on- and off- highway introductions

Various configurations of Specialty Vehicles to meet specific customer specifications

Recently launched Impact and Dragon Magirus firefighting vehicles

IVECO Bus – new IVECO brand dedicated to collective transport

Establishment of the brand promotes enhanced development of bus products within IVECO

Sustainability, technology and total cost of ownership are the main focus

Specific focus on development in China and Latin America markets

MAJOR CAPITAL INITIATIVES

New plant in South Africa for production of certain trucks and buses

Continuing to invest in vertical integration of truck plants in Spain and Italy

Reshaping depot footprint and investing in new locations to improve customer service

September 26-30, 2013 Investor Meetings 30

CNH INDUSTRIAL

Construction Equipment Segment Overview

SEGMENT OVERVIEW

Provides a full, high-specification range of heavy construction, light industrial equipment, and specialized equipment offerings

Worldwide service network of ~1,200 dealers

Focus on productivity, fuel efficiency, operator comfort and serviceability

CASE

CONSTRUCTION

NEW HOLLAND

CONSTRUCTION

1 Construction Equipment results translated from US GAAP to IFRS

INDUSTRIAL REVENUES (€MN)

CAGR: 14.9%

€2,222

€2,784

€2,934

2010

2011

2012

INDUSTRIAL TRADING PROFIT (€MN)1

% of sales

(€29)(1.3%)

€19 0.7%

(€30)(1.0%)

2010

2011

2012

September 26-30, 2013 Investor Meetings 31

CNH INDUSTRIAL

Construction Equipment

Footprint and Competitive Landscape

COMPETITIVE LANDSCAPE

North America Market Position

Europe Market Position

Brazil Market Position

#1 CATERPILLAR® #1 CATERPILLAR® #1 CATERPILLAR®

Heavy

#2 #2 VOLVO #2 CNH INDUSTRIAL

#5 CNH INDUSTRIAL #8 CNH INDUSTRIAL #3 KOMATSU

#1 DOOSAN #1 JCB #1 CNH INDUSTRIAL

Light

#2 #2 KUBOTA #2 JCB

#3 CNH INDUSTRIAL #11 CNH INDUSTRIAL #3 CATERPILLAR®

Source: Off Highway Research, Management estimates. Note: Ranked by market share; as of 2012

MANUFACTURING FOOTPRINT

Manufacturing Facility

JV Manufacturing Facility

Global Market Position

Segment Revenues1

2012 Industrial Revenues by Segment

2012 Group Revenues by Geography

CATERPILLAR®

#1

€15.0bn

Other 2%

Construction 31%

Mining 34%

Powertrain 33%

Asia 26%

Europe 24%

Latin America 14%

North America 36%

KOMATSU

#2

€ 16.9bn2

Industrial Machinery and Others 11%

Construction, Mining and Utility Equipment 89%

RoW 6%

Europe and Russia 11%

Asia 60%

Americas 23%

VOLVO

#3

€7.3bn

Construction 22%

Engines 3%

Trucks / Buses 75%

RoW 25%

Europe 40%

Latin America 10%

North America 25%

CNH INDUSTRIAL

#6

€2.9bn

Construction 11%

Powertrain 11%

Trucks / CVs 33%

Agricultural 45%

RoW 17%

Latin America 15%

Europe 40%

North America 28%

Source: Company presentations and regulatory filings. Note: Caterpillar, Komatsu and Volvo converted at exchange ratio of 0.778 EUR/USD, 102.7 JPY/EUR and 0.115 EUR/SEK, respectively

1 Respective segment revenues only; 2 Including mining and utility equipment

September 26-30, 2013 Investor Meetings 32

CNH INDUSTRIAL

Construction Equipment Growth Outlook and Strategy

KEY ACCOMPLISHMENTS

1 Positioned for strong recovery

Operating leverage provides meaningful upside opportunity in a recovery – Europe currently at only 40% capacity

R&D investment in new products for local markets competitively positions product portfolio for growth

2 Rationalization of footprint

Footprint right-sized and excess capacity reduced

Shifted production from Imola plant (Italy) to two facilities in Lecce (Italy) and San Mauro (Italy)

STRATEGY AND GROWTH INITIATIVES

Reorganized the Case and New Holland brands under a single management team

Product portfolio well-positioned for early cycle rebound in construction market

Positioning Case brand as a global full-line of heavy equipment

Positioning New Holland brand as a full-line provider with the focus on niche light equipment in North America

Focus on profitable product offerings and favorable mix-shift

Expanded product offerings in developing markets

KEY NEW PRODUCT LAUNCHES

CASE CONSTRUCTION

621 F wheel loader in Europe

SiteWatch telematics system in Europe and North America

Waste and recycling versions of wheel loaders and skid steer loaders in North America

321E compact wheel loader in Brazil

M series dozers in

Russia/Eastern Europe, Asia Pacific and China

NEW HOLLAND

CONSTRUCTION

Recycling version of W170C wheel loader in Europe

L230 skid steer loader and C238 compact track loader in Europe

FleetForce telematics system in Europe and North America

C series dozers in Russia/Eastern Europe and Asia Pacific

September 26-30, 2013 Investor Meetings 33

CNH INDUSTRIAL

Powertrain

Segment Overview

SEGMENT OVERVIEW

Designs, produces and sells powertrain systems for on- and off-road truck, commercial vehicle, marine and industrial applications

Five engine families ranging from 50 to 870 hp and transmissions with maximum torque of 300 to 500 Nm

Front and rear axles for trucks and buses, with G.A.W from 3.6 to 32 tons

Present in approximately 100 countries through a network of ~100 dealers and ~1,300 service centers

Over 475,000 engines sold in 2012 (31% IVECO, 27% CNH, 42% third party)

Industry leader in powertrain technology, providing an integrated source for the Group’s propulsion systems

FPT

POWERTRAIN TECHNOLOGIES

3-8 cylinder range engine ranging from 50-870 hp

REVENUES (€MN)

CAGR: 10.2%

€2,415 €3,220 €2,933

2010 2011 2012

TRADING PROFIT (€MN)

% of sales

CAGR: 47.3%

€141 €65 €107

4.8% 2.7% 3.3%

2010 2011 2012

MANUFACTURING FOOTPRINT

Manufacturing Facility JV manufacturing Facility

September 26-30, 2013 Investor Meetings 34

Powertrain
Growth Outlook and Strategy

CNH INDUSTRIAL

Key Accomplishments

1 Vertical Integration

- Vertically integrated powertrain operations

2 R&D investment in emission compliance

- Investment to meet latest round of emission regulations is largely complete
- Full line-up of Euro VI (on-road) and Tier 4 Final (off-road) engines
- Light duty line-up of EPA13 engines

3 Third party customer base

- Mitsubishi Fuso
- Perkins
- Ford
- Claas
- Foton buses (Beijing Public Transportation)
- Vermeer
- VDL
- Modasa Buses
- Yutong
- CAT Marine

Key New Product Launches





- N67 570 EPA Tier 3 marine engine put into production in North America
- Start of production of the F5C 3.4 liter engine for North America and Europe agricultural and construction Stage IV / Tier 4 Final applications for both CNH and Perkins
- Launch of the RAM ProMaster powered by FPT engines at the Chicago Motor Show
- Presented the first Stage IV / Tier 4 Final N67 engine in Ag tractor application on the Sima show in Paris
- At the Dubai Power Show launched the new high performance power generation line-up with best-in-class power density for low emission applications
- Start of production of Cursor and NEF Euro VI families for IVECO heavy and medium duty truck applications
- Leveraging on-road technology, started production of engine with Hi-eSCR technology in off-road applications

Strategy and Growth Initiatives

- Investment in R&D provides leading technologies in Group-wide products
- Continued leadership in fuel efficiency and emissions reductions
- Focus on increasing profitable third party sales

Key Benefits of Captive Powertrain

- Significant benefits of vertical integration and cross-applications
- Ability to control technology and cost
  - Powertrain is the highest value-add component
- Ability to control aftermarket parts revenue stream
- Significantly more earnings power for aftermarket parts if proprietary powertrain is used

September 26-30, 2013 Investor Meetings 35

CNH

INDUSTRIAL

Agenda

1 Introduction to CNH Industrial

2 Key Investment Highlights

3 Business Overview

4 Outlook

5 Conclusion

6 Capital Structure Considerations

7 Appendix

September 26-30, 2013 Investor Meetings 36

CNH

INDUSTRIAL

2013 Industry Outlook1

TRACTORS

COMBINES

FY 2013

FY 2013

Agricultural

NAFTA

5%

NAFTA

5% - 10%

Equipment

EAME & CIS

(5%)

EAME & CIS

0% -(5%)

LATAM

15% - 20%

LATAM

35% - 40%

APAC

5% - 10%

APAC

20 - 25%

Worldwide

0% - 5%

Worldwide

10%

LIGHT

HEAVY

FY 2013

FY 2013

NAFTA

5%

NAFTA

(5%)-(10%)

Construction

Equipment

EAME & CIS

(5%)

EAME & CIS

(5%)-(10%)

LATAM

5% - 10%

LATAM

5%

APAC

0% -(5%)

APAC

(5%)

Worldwide

FLAT

Worldwide

(5%)

INDUSTRY (>3.5T)

Trucks and Commercial

FY ‘13E

Vehicles

EU27

Flat / (5%)

LATAM

5% - 10%

1 As per Q2 2013 earnings announcement

September 26-30, 2013 Investor Meetings 37

CNH

INDUSTRIAL

2013 Guidance

“On the back of the Group’s performance to date and our expectations of recovering trading conditions across all sectors and a continuation of strength in agricultural equipment market, we are confirming our

2013 guidance as follows:”

2013 OUTLOOK1

REVENUES

TRADING MARGIN

NET INDUSTRIAL DEBT

Up between 3% and 4%

Between 7.5% and 8.3%

Between €1.4bn and €1.6bn

1 As per Q2 2013 earnings announcement

September 26-30, 2013 Investor Meetings 38

CNH

INDUSTRIAL

Financial Strategy Overview

CAPITAL DEPLOYMENT

Combination simplifies and provides clarity around capital structure

Top priority is to achieve investment grade rating, with potential to substantially reduce interest expense

Excess liquidity needed to support investment grade rating

DISTRIBUTION POLICY

Expected to pay dividends, with policy similar to predecessor company

Potential target dividend policy of 25% - 35% of the

Group’s net income, with minimum payout target of €150mn (under normal circumstances)

Potential to provide other shareholder friendly distributions

Long-Term Focus

Stable, value maximizing capital structure with shareholder friendly distribution policy

September 26-30, 2013 Investor Meetings 39

CNH

INDUSTRIAL

Agenda

1 Introduction to CNH Industrial

2 Key Investment Highlights

3 Business Overview

4 Outlook

5 Conclusion

6 Capital Structure Considerations

7 Appendix

September 26-30, 2013 Investor Meetings 40

CNH

INDUSTRIAL

CNH is a Best-in-Class Capital Goods

Manufacturer with a Strong Trajectory

CASE III AGRICULTURE

NEW HOLLAND AGRICULTURE

IVECO

IVECO ASTRA

MAGIRUS

IVECO DEFENCE VEHICLES

CASE CONSTRUCTION

NEW HOLLAND CONSTRUCTION

STEYR

IVECO BUS

HB HEULIEZBUS

FPT POWERTRAIN TECHNOLOGIES

1 Positive Sector Fundamentals

2 Global Market Leadership

3 Well-Known Brands and Deep Product Portfolio

4 Technological Leadership

CNH

INDUSTRIAL

5 Wide Distribution Network

6 Fully-Aligned & Well Capitalized FinCo

7 Favorable Financial Trajectory

8 Strong Balance Sheet and Liquidity Position

9 Low Relative Valuation Relative to Peers

September 26-30, 2013 Investor Meetings 41

CNH

INDUSTRIAL

Agenda

1 Introduction to CNH Industrial

2 Key Investment Highlights

3 Business Overview

4 Outlook

5 Conclusion

6 Capital Structure Considerations

7 Appendix

September 26-30, 2013 Investor Meetings 42

CNH

INDUSTRIAL

Funding Structure

CURRENT FUNDING STRUCTURE

Bond Issuers

INDUSTRIAL OPERATIONS

Treasury Vehicles

CNH Inc.

CNH America

FINANCIAL SERVICES

CNH Capital LLC

NEW FUNDING STRUCTURE

Bond

Issuers

INDUSTRIAL OPERATIONS

Treasury Vehicles

FINANCIAL SERVICES

CNH Capital LLC

New funding structure supports investment grade target

Global funding platform with access to U.S. and EUR debt markets via treasury vehicles, improving structural subordination issues over time

CNH Capital to continue diversifying funding sources maintaining access to secured and unsecured markets (consistent with competitors’ funding strategies)

Committed revolving and bilateral facilities with key international relationship banks combined with sound liquidity policy

September 26-30, 2013 Investor Meetings 43

CNH

INDUSTRIAL

Our Evolution

WHERE WE WERE IN 2010

Proposed demerger from Fiat S.p.A.

€4.2bn financing needed

€2.2bn bonds to be issued; documentation undetermined

€2.0bn revolving credit facility to be underwritten and syndicated

New bilateral facilities to be finalized

CNH Capital portfolios financed only via secured deals

IVECO-Barclays JV to be unwound and refinanced

Demerger from fiat s.p.a.

WHERE WE ARE

Demerger successfully finalized

€4.2bn bridge to bond and revolving credit facility executed

€2.2bn bridge to bond refinanced via four and seven years bonds; investment grade style documentation

Over 20 international banks financing €2.0bn revolving credit facility (in 2013 the Facility has been renewed for three more years)

All envisaged bilateral facilities completed

Over $2.0bn of unsecured medium term financings finalized (bond, committed facilities, etc.)

Wholesale and existing retail portfolio refinanced through securitizations; new agreements finalized with banks in main countries merger

Improve corporate and funding structure

Core Eurozone jurisdiction of incorporation

Global funding platform through treasury vehicles

Medium term committed revolving credit facility and bilateral facilities with key international relationship banks on top of sound liquidity position to ensure adequate liquidity assessment by rating agencies

CNH Capital to continue diversification of funding sources with direct access to both unsecured and secured funding

September 26-30, 2013 Investor Meetings 44

Capital Structure Overview

CNH INDUSTRIAL

- Strong available liquidity profile at €5.3bn as of 6/30/13:
  - €3.7bn of cash
  - €1.6bn available under medium-term committed unsecured credit lines
- Well distributed debt maturities
- Repaid CNH Inc. $1.0bn senior notes on September 1, 2013 with cash on hand

NET DEBT BREAKDOWN[1] (AS OF 6/30/2013, €BN)

	Consolidated	Industrial Activities	Financial Services
Gross Debt[2]	€ 21.5	€ 4.9	€ 16.5
Derivatives	(0.1)	(0.1)	0.0
Cash & Marketable Securities	(3.7)	(2.5)	(1.1)
Net Debt	**€ 17.7**	**€ 2.3**	**€ 15.4**

GROSS DEBT[1] (AS OF 6/30/2013, €BN)

Outstanding	Total
Cash Maturities	**€ 11.6**
Bank Debt	5.5
Capital Market	5.9
Other Debt	0.2
Securitization and Sale of Receivables	**€ 9.9**
ABS / Securitization	8.1
Warehouse Facilities	0.4
Sale of Receivables	1.4
Gross Debt	**€ 21.5**
Cash & Marketable Securities	3.7
Derivatives Fair Value	0.1
Net Debt	**€ 17.7**
Undrawn Medium Term Committed Credit Lines	1.6

DEBT MATURITY SCHEDULE[1] (AS OF 6/30/2013, €BN)

	6M 2013	2014	2015	2016	2017	Beyond	Total
Bank Debt	€ 1.8	€ 1.0	€ 0.6	€ 1.4	€ 0.2	€ 0.5	€ 5.5
Capital Market	0.8	0.0	1.6	0.6	1.2	1.7	5.9
Other Debt	0.1	0.0	0.0	0.0	0.0	0.1	0.2
Total Cash Maturities	**€ 2.7**	**€ 1.0**	**€ 2.2**	**€ 2.0**	**€ 1.4**	**€ 2.2**	**€ 11.6**
Cash & Marketable Securities							**€ 3.7**
of which ABS Related & Restricted Cash							0.5
Undrawn Medium Term Committed Credit Lines							**€ 1.6**
Total Available Liquidity							**€ 5.3**

[1] Includes CNH Inc. $1.0bn senior notes repaid 9/1/2013
[2] Net of intersegment receivables

September 26-30, 2013 Investor Meetings 45

CNH

INDUSTRIAL

CNH Capital LLC Demonstrates Significant Profitability Growth

REVENUES ($MN)

$864 $831 $834

2010 2011 2012

RETURN ON AVERAGE MANAGED PORTFOLIO 2

1.67% 1.99% 1.90%

2010 2011 2012

PRE-TAX INCOME AND PRE-TAX MARGIN 1 ($MN)

$248 $320 $330

45.0% 56.9% 56.9%

2010 2011 2012

NET INCOME AND NET MARGIN 3($MN)

$162

$202

$214

29.5%

35.8%

36.8%

2010

2011

2012

Note: Financials presented per U.S. GAAP

1 Pre-tax margin defined as pre-tax income / total revenues net of interest expense

2 Return on average managed portfolio defined as net income for period / average managed portfolio

3 Net margin defined as net income / total revenues net of interest expense

September 26-30, 2013 Investor Meetings 46

CNH

INDUSTRIAL

CNH Capital LLC Maintains

Access to Various Funding Sources

Demonstrated access to capital markets and other diversified funding sources

Unsecured bond market

Term ABS placements (including pre-TALF public issuance in 1Q09)

Unsecured and secured bank facilities

Structured / bi-lateral financings and receivable sales

Increased unsecured sources

$150mn term loan due ‘16

$350mn medium-term committed facilities

(undrawn, $250mn and $100mn due ’15 and ’16, respectively)

$750mn senior notes due ‘15

$500mn senior notes due ‘16

$600mn senior notes due ‘18

CNH Capital LLC has reduced its use of debt with affiliates by ~73% since 2009

Additional availability to $1.5bn in credit facilities at 6/30/2013 including:

$1.1bn committed asset backed facilities

$350mn medium-term committed facilities

CNH CAPITAL LLC FUNDING TRANSACTIONS ($MN)

$5,000

$4,000

$3,000

$2,000

$1,000

$0

Lehman TALF TALF Ends

$12,000

$10,000

$8,000

$6,000

$4,000

$2,000

$0

Funding Transactions

Total 3rd Party Debt

1Q08 3Q08 1Q09 3Q09 1Q10 3Q10 1Q11 3Q11 1Q12 3Q12 1Q13

Term Placement

Structured Financings

ABS Facilities (New & Renewals)

Unsecured Funding

- - - Total 3rd Party Debt

CNH CAPITAL LLC GROSS DEBT WITH AFFILIATES ($MN)

$2,123 $1,567 $819 $864 $578

2009 2010 2011 2012 As of 6/30/2013

September 26-30, 2013 Investor Meetings 47

CNH

INDUSTRIAL

Funding Strategy for CNH Capital LLC

CAPITAL STRUCTURE EVOLUTION

4% 4% 3% 3%

11% 11% 12% 10%

7% 6% 4% 4%

5% 10% 11% 15%

73% 69% 70% 68%

2011 2012 3/31/2013 6/30/2013

Secured Unsecured Intersegment Equity Other

AT 6/30/2013

Strong portfolio performance (asset quality)

Delinquencies over 30 days of ~0.4%

1H 2013 net write offs of ~0.09% annualized

Capital structure continues diversification plan

Secured debt / gross assets = 68%

Unsecured debt / gross assets = 15%

Profitability ratios are strong

1H 2013 pre-tax income / total revenues – interest expense = 68%

1H 2013 net income / average managed portfolio = 2.18%

INTERMEDIATE FUNDING OBJECTIVE

Trend

Unsecured Funding

Secured Funding

Debt with Affiliates

WHERE CNH CAPITAL LLC IS HEADING

Progression towards investment grade style capital structure

Establishment of additional committed credit lines

Issuances of unsecured debt

Reduction of secured asset-backed facilities will be gradual over time

Increased interest expense due to the higher cost of establishing unsecured debt

Further diversification of funding sources reducing reliance on secured asset-backed funding

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Agenda

1 Introduction to CNH Industrial

2 Key Investment Highlights

3 Business Overview

4 Outlook

5 Conclusion

6 Capital Structure Considerations

7 Appendix

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Financial Measures

CNHI monitors its operations through the use of various key financial measures that may not be comparable to other similarly titled measures of other companies. Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies. CNHI management believes these financial measures provide comparable measures of its financial performance based on normalized operational factors, which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

CNHI key financial measures are defined as follows:

Trading Profit is computed starting with Net Revenues less Cost of sales, SG&A, R&D costs, and other operating income and expenses.

Trading Profit is the measure used by the Management to assess the trading performance of Group’s businesses and represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of Group’s businesses either year-on-year or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist in their assessment of the trading performance of Group’s businesses. Specifically Trading Profit is a measure that excludes

Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis and are not representative of the routine trading performance of the Group’s businesses

Operating Profit is computed starting from Trading Profit plus/(minus) restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

Net Industrial Debt exclusively pertains to Industrial Activities of the Group and is computed as debt plus other financial liabilities (mainly negative fair value of derivative financial instruments) less (i) cash and cash equivalents, (ii) current securities, (iii) financial receivables from Group financial services entities and (iv) other financial assets (mainly positive fair value of derivative financial instruments), all these items related to Industrial Activities, only. Therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net Industrial Debt

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Safe Harbor Statement

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the

Company’s control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodities prices, weather, floods, earthquakes or other natural disasters, and government farm programs; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues, agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the

Eurozone sovereign debt crisis, other risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

This document is not an offer, or a solicitation of an offer, to buy, sell or exchange any securities in Italy, pursuant to Section 1, letter (t) and letter (v) of Legislative Decree no. 58 of February 24, 1998, or in any other country or state and is not a prospectus or an offer document within the meaning of Italian laws and regulations. This document does not constitute an offer to exchange, sell or buy securities. An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus that is part of a registration statement declared effective by the US Securities and Exchange Commission on June 21, 2013. Shareholders of CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) who are US persons or are located in the United States are advised to read the registration statement which contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC filings for CNH and FI CBM Holdings N.V. are also available to the public on the SEC’s website (http://www.sec.gov). In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

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Contacts

GROUP INVESTOR RELATIONS TEAM

MANFRED MARKEVITCH

– HEAD OF INVESTOR RELATIONS

FEDERICO DONATI

+39(011)00-62756

NOAH WEISS

+1(630)887-3745

ENZA MARSALA

KAREN KELLY

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